October 1, 2013

BY EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen, Special Counsel

Re:	Potbelly Corporation
Registration Statement on Form S-1
File No. 333-190893
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Potbelly Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 5:00 p.m. Eastern time on October 1, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is the Registrant’s understanding that its registration of the common stock of the Registrant under the Securities Exchange Act of 1934 on Form 8-A (File No. 001-36104) shall automatically become effective upon the later of the Commission’s receipt of certification from The NASDAQ Stock Market LLC with respect to the common stock of the Registrant and the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Potbelly Corporation

By:	/s/ Matthew J. Revord
	Name:	Matthew J. Revord
	Title:	Senior Vice President, General Counsel and Secretary